UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Sotheby’s

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

835898107

(CUSIP Number)

Joshua L. Targoff

Third Point LLC

375 Park Avenue, 21st Floor

New York, NY 10152

(212) 715-3880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835898107

1	NAME OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,650,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,650,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,650,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.64%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 835898107

1	NAME OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,650,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,650,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,650,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.64%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 835898107

1	NAME OF REPORTING PERSONS Harry J. Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000 (see Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,000 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 835898107

1	NAME OF REPORTING PERSONS Olivier Reza
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France (U.S. Green Card holder)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000 (see Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,000 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Sotheby’s, a Delaware corporation (the “Issuer” or the “Company”) and amends the Schedule 13D filed on August 26, 2013, as amended by each of Amendment No. 1 filed on October 2, 2013, Amendment No. 2 filed on February 27, 2014, Amendment No. 3 filed on March 13, 2014 and Amendment No. 4 filed on March 26, 2014 (the “Original Schedule 13D” and, together with this Amendment No. 5, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 5 is being filed by Third Point LLC, a Delaware limited liability company (the “Management Company”), Daniel S. Loeb (“Mr. Loeb” and, together with the Management Company, the “Third Point Reporting Persons”), Harry J. Wilson (“Mr. Wilson”), and Olivier Reza (“Mr. Reza” and, together with the Third Point Reporting Persons and Mr. Wilson, the “Reporting Persons”). As set forth below, as of the date of the Agreement (as defined below), the Third Point Reporting Persons, Mr. Wilson and Mr. Reza shall no longer be deemed to be a group within the meaning of Rule 13d-5(b) and the Third Point Reporting Persons shall, hereinafter, continue to report on this Schedule 13D on their own (and Mr. Reza and Mr. Wilson will no longer be filing as Reporting Persons under this Schedule 13D).

This Amendment No. 5 is being filed to amend Item 3, Item 4, Item 5, Item 6 and Item 7, as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and restated to read as follows:

The Funds expended an aggregate of approximately $294,075,944 of their own investment capital to acquire the shares of Common Stock held by them, for a total average cost per share of $43.91.

The Third Point Reporting Persons and the Funds may effect purchases of shares of Common Stock through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

Mr. Wilson expended an aggregate of approximately $906,750 of his own personal funds to acquire the shares of Common Stock held by him, for a total average cost per share of $45.34.

Mr. Reza expended an aggregate of approximately $454,450 of his own personal funds to acquire the shares of Common Stock held by him, for a total average cost per share of $45.45.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended to add the following:

On May 4, 2014, the Company entered into a Support Agreement (the “Agreement”) with the Management Company, Mr. Loeb, Mr. Wilson, Mr. Reza, Third Point Partners Qualified L.P., Third Point Partners L.P., Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P., Third Point Reinsurance Company, Ltd., Third Point Advisors LLC and Third Point Advisors II LLC (together, “Third Point”), pursuant to which, among other things, the Company has increased the size of the Board from twelve to fifteen members and appointed Messrs. Loeb, Wilson, and Reza (the “Third Point Designees”) to the Board. In addition, the Company will include the Third Point Designees in its slate of nominees for election to the Board at the Company’s 2014 Annual Meeting of Shareholders (the “2014 Annual Meeting”), and use its reasonable best efforts to cause the election of the Third Point Designees to the Board at the 2014 Annual Meeting, including recommending that the Company’s shareholders vote in favor of the election of the Third Point Designees along with all other Company nominees. A joint press release regarding the Agreement is attached hereto as Exhibit 99.8 and incorporated by reference herein.

Pursuant to the Agreement, Third Point agreed to terminate their proxy contest for election of directors in connection with the Company’s 2014 Annual Meeting and, during the Standstill Period (as defined below), Third Point will adhere to certain standstill obligations, including the obligation to not solicit proxies or consents, and not to acquire more than 15% of the Common Stock, with certain exceptions. “Standstill Period” means the period from the date of the Agreement until the later of (i) 12:01 a.m. on the sixtieth (60th) day prior to the advance notice deadline for making director nominations at the Company’s 2015 Annual Meeting of Shareholders (the “2015 Annual Meeting”), and (ii) thirty days after such time as none of the Third Point Designees (including any replacements) are members of the Board; provided, however, that with respect to each succeeding annual meeting of Company shareholders after the 2014 Annual Meeting, if Third Point and the Company agree in writing to include the Third Point Designees (or their replacement) on the Company’s slate of director nominees for any annual meeting of Company shareholders after the 2014 Annual Meeting, the Standstill Period shall continue through and including the date of such applicable annual meeting and if the Third Point Designees are so elected by the shareholders as directors as part of the incumbent Board slate of nominees, then the Standstill Period shall further extend until the later of (x) 12:01 a.m. on the sixtieth (60th) day prior to the advance notice deadline for making director nominations at the annual meeting of Company shareholders subsequent to such re-election of the Third Point Designees to the Board, and (y) thirty days after such time as none of the Third Point Designees (including any replacements) are members of the Board.

Until the end of the Standstill Period, Third Point generally agrees to vote all of its shares of Common Stock for all directors nominated by the Board for election and in accordance with the recommendation of the Board on any other proposals or other business that comes before any shareholder meeting.

Pursuant to the Agreement, at least one Third Point Designee shall be offered the opportunity to be a member of each committee of the Board that is currently in place as of the date of the Agreement, or which may be created by the Board following such date.

In the event that any Third Point Designee resigns from the Board or is rendered unable to, or refuses to, be appointed to, or for any other reason fails to serve or is not serving on the Board (other than as a result of not being nominated by the Company for an annual meeting subsequent to the 2014 Annual Meeting), Third Point will be entitled to designate a replacement director that is reasonably consented to by the Board, such consent not to be unreasonably withheld. For any annual meeting subsequent to the 2014 Annual Meeting at which a Third Point Designee is nominated by the Company and agrees to serve, the Company shall use commercially reasonable efforts to cause the election of the Third Point Designees so nominated by the Company (including recommending that the Company’s shareholders vote in favor of the election of the Third Point Designees, including the Third Point Designees in the Company’s proxy statement for such annual meeting and otherwise supporting the Third Point Designees for election).

If at any time Third Point ceases to hold a net long position, as defined in the Agreement, in at least 3,324,999 shares of Common Stock, the Company’s obligations terminate and the Third Point Designees will promptly resign from the Board.

In conjunction with the Agreement, the Company and Third Point have also entered into a Confidentiality Agreement substantially in the form set forth as Exhibit B to the Agreement.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached hereto as Exhibit 99.7 and incorporated herein by reference.

The Reporting Persons have been advised that as non-employee directors, each Third Point Designee will be eligible to receive compensation in shares of Common Stock annually and an annual cash payment, both to be paid quarterly and prorated for service during any partial fiscal year. Non-employee directors currently may defer all or a portion of this Common Stock payment and receive deferred stock units that accrue dividend equivalents in the form of additional deferred stock units. The Third Point Designees will also be eligible to receive additional retainers as members of Board committees, consistent with Board practice.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended by adding the following:

(a) As of 4:00 p.m., New York City time, on May 5, 2014, (i) the Third Point Reporting Persons beneficially own an aggregate of 6,650,000 shares of Common Stock (the “Third Point Shares”) held by the Funds, (ii) Mr. Wilson beneficially owns an aggregate of 20,000 shares of Common Stock (the “Wilson Shares”), and (iii) Mr. Reza beneficially owns an aggregate of 10,000 shares of Common Stock (the “Reza Shares”). The Third Point Shares represent 9.64% of the Common Stock outstanding, the Wilson Shares represent 0.03% of the Common Stock outstanding, and the Reza Shares represent 0.01% of the Common Stock outstanding. Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 69,014,860 shares of Common Stock outstanding as of March 12, 2014, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A for the 2014 Annual Meeting of Shareholders, filed by the Issuer with the SEC on March 24, 2014. By reason of the agreements between

7

(1) the Management Company and Mr. Wilson with respect to Mr. Wilson serving as a Third Point Nominee and (2) the Management Company and Mr. Reza with respect to Mr. Reza serving as a Third Point Nominee, the Third Point Reporting Persons, Mr. Wilson, and Mr. Reza may be deemed, in the past, to have formed a group within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended. However, as of the date of the Agreement, the Third Point Reporting Persons, Mr. Wilson and Mr. Reza shall no longer be deemed to be a group within the meaning of Rule 13d-5(b) and the Third Point Reporting Persons shall, hereinafter, continue to report on this Schedule 13D on their own (and Mr. Reza and Mr. Wilson will no longer be filing as Reporting Persons under this Schedule 13D).

(c) Set forth on Schedule I hereto are all transactions in securities of the Issuer effected by the Third Point Reporting Persons since March 25, 2014, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 5, 2014. Set forth on Schedule II hereto are all transactions in securities of the Issuer effected by Mr. Wilson since March 25, 2014, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 5, 2014. Mr. Reza has not effected any transactions in securities of the Issuer since March 25, 2014 through 4:00 p.m., New York City time, on May 5, 2014.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended by adding thereto the information contained in Item 4 of this Amendment No. 5.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibit

99.7	Support Agreement, dated as of May 4, 2014, by and among Sotheby’s, Third Point LLC, Third Point Partners Qualified L.P., Third Point Partners L.P., Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P., Third Point Reinsurance Company, Ltd., Third Point Advisors LLC, Third Point Advisors II LLC, Mr. Daniel S. Loeb, Mr. Olivier Reza, and Mr. Harry J. Wilson

99.8	Joint Press Release issued by Sotheby’s and Third Point LLC, dated May 5, 2014

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2014	THIRD POINT LLC By: Daniel S. Loeb, Chief Executive Officer

	By:	/s/ William Song

Name: William Song
Title: Attorney-in-Fact

Date: May 5, 2014	DANIEL S. LOEB

	By:	/s/ William Song

Name: William Song
Title: Attorney-in-Fact

Date: May 5, 2014	HARRY J. WILSON

/s/ Harry J. Wilson

Date: May 5, 2014	OLIVIER REZA

/s/ Olivier Reza

SCHEDULE I

This Schedule sets forth information with respect to each purchase and sale of Third Point Shares which was effectuated by a Third Point Reporting Person since March 25, 2014, through 4:00 p.m., New York City time, on May 5, 2014. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Date of Transaction	Number of Shares Purchased (Sold)	Price per Share
4/30/14*	(47,000)	$42.06
4/30/14*	47,000	$42.06

*	Rebalance trade.

SCHEDULE II

This Schedule sets forth information with respect to each purchase and sale of Wilson Shares which was effectuated by Mr. Wilson since March 25, 2014, through 4:00 p.m., New York City time, on May 5, 2014. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Date of Transaction	Number of Shares Purchased (Sold)	Price Per Share
4/30/14	5,000	$41.45